UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 01-34219

CASUAL MALE RETAIL GROUP, INC. 401(K) SALARIED SAVINGS PLAN

(Full title of the plan)

CASUAL MALE RETAIL GROUP, INC.

555 Turnpike Street

Canton, Massachusetts 02021

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Financial Statements and Supplemental Schedule

Year ended December 31, 2011

Report of Independent Registered Public Accounting Firm

Plan Administrator

Casual Male Retail Group, Inc.

401(k) Salaried Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying index, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann CPAs

(The New York Practice of Mayer Hoffman McCann P.C.)

New York, New York

June 28, 2012

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	December 31,
	2011	2010
Assets
Investments, at fair value (Notes 3, 4 and 5)	$26,546,125	$26,598,721
Receivables:
Employee contributions	1,420	—
Employer contributions	989,704	—
Notes receivable from participants	851,000	1,005,165

	1,842,124	1,005,165

Total assets reflecting investments at fair value	28,388,249	27,603,886

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(165,700)	(83,933)

Net assets available for benefits	$28,222,549	$27,519,953

See accompanying notes to financial statements.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2011

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$650,827

Interest income on participant loans	48,418

Contributions:
Employee Employer	2,274,438 1,003,908
Rollovers	357,145

3,635,491
Transfers into the Plan (Note 1)	13,346

Total additions	4,348,082

Deductions from net assets attributed to:
Net depreciation in fair value of investments (Note 3)	1,462,462
Benefits paid directly to participants	1,963,530
Administrative fees Transfers out of the Plan (Note 1)	29,130 190,364

Total deductions	3,645,486

Net increase	702,596
Net assets available for benefits at beginning of year	27,519,953

Net assets available for benefits at end of year	$28,222,549

See accompanying notes to financial statements.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 1-Description of the Plan

The following description of Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering certain eligible employees of Casual Male Retail Group, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

All salaried employees of the Company who have completed six months of employment and are at least 21 years of age are eligible to participate in the Plan. After completing age and service requirements, the employee can enter the Plan on the first day of any subsequent month.

As participants change positions at the Company, they may change from hourly to salary status or vice versa. Assets transferred to the Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan during the year ended December 31, 2011 were $190,364. Assets transferred from the Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan during the year ended December 31, 2011 were $13,346.

Contributions

Each year, participants may contribute from 1% to 80% of pretax annual compensation as defined in the Plan, subject to certain limitations prescribed by the Internal Revenue Code (the “Code”). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Effective January 1, 2011 the Company reinstituted the Safe Harbor Matching provisions permitted under the Pension Protection Act of 2006 and for the year ended December 31, 2011, contributed a match of 100% of the participant’s elective deferral for the first 1% of eligible compensation plus 50% of the participant’s elective deferral for the next 5% of eligible compensation. Additional amounts may be contributed at the discretion of the Company.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 1-Description of the Plan (continued)

Automatic Enrollment

Each employee who has satisfied the eligibility requirements shall be automatically enrolled and shall have an amount equal to 5% of their compensation automatically deferred unless the employee affirmatively elects a different elective deferral contribution percentage (including a zero percent election). Unless an eligible employee affirmatively elects not to contribute or changes their deferral rate, the pre-tax deferral will increase annually by 1% not to exceed 10%.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching and discretionary contribution, Plan earnings, and charged with an allocation of Plan expenses. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after two years of credited service.

Forfeitures

Amounts forfeited under the Plan are used to reduce future employer contributions and administrative expenses. At December 31, 2011 and 2010, forfeited non-vested accounts totaled $32,249 and $16,970 respectively. In March 2012, $31,000 of this balance was used to reduce employer contributions.

Investment Options

Upon enrollment in the Plan, participants may direct their elective contribution and Company contributions into various investment options offered by the Plan.

Participants may change their investment options at any time.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 1-Description of the Plan (continued)

Notes Receivable from Participants

Participants may borrow the lesser of $50,000 reduced by the individual’s highest outstanding loan balance during the preceding twelve months or 50% of the individual’s vested balance with a minimum of $1,000 per loan. Loan transactions are treated as a transfer to / (from) the investment fund from / (to) the participant loans fund. Loans are secured by the balance in the participant’s account. Loan terms range from one to five years unless the loan is used to purchase a primary residence, in which case the loan may be repaid over a ten-year period. Other restrictions, as specified in the Plan agreement, may apply to a participant’s loan transaction. Interest rates range from 4.75% to 9.25% at December 31, 2011. Principal and interest is paid ratably through payroll deductions.

Plan Expenses

In accordance with the Plan, all administrative expenses may be paid out of the Plan unless paid by the Company. During 2011, there were no expenses paid by the Company.

Payment of Benefits

Distribution can be made if requested due to disability, retirement, or termination of employment. On termination of service for any reason, a participant may receive a lump sum amount equal to the value of the participant’s vested interest in his or her account, if the vested interest is $5,000 or less. If the participant’s vested interest is over $5,000, the participant may elect to receive payment in a lump-sum amount or installments paid over a certain number of years selected by the participant.

Beneficiaries may request a distribution of the vested account balance in the event of death. The account balance will continue to increase or decrease, as appropriate, based on the investment returns until it is distributed.

Distribution can be deferred to a later date, however, it cannot be postponed if the vested account balance is $5,000 or less; in which case the Plan Administrator will direct the Trustee that any amount exceeding $1,000 be distributed to an Individual Retirement Account or Annuity (“IRA”). If the vested account balance is $1,000 or less, the Plan Administrator will direct the Trustee to distribute it as a lump sum distribution without the participant’s consent. Prior to such distribution, participants still have the right to request that the amount be distributed directly to them in the form of a lump sum payment or to request that it be rolled-over to a different IRA provider or another retirement plan eligible to receive rollover contributions.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 1-Description of the Plan (continued)

If the participant fails to request a different treatment of an automatic distribution under the Plan’s cash-out provision, the distribution will be paid over to an IRA provider chosen by the Plan Administrator and invested in a product designed to preserve the principal of that distribution while still providing a reasonable rate of return and preserving liquidity. The fees assessed against this newly established IRA by its provider will be paid by the participant.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts.

Note 2-Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

The Fidelity Advisor Stable Value Fund invests in fully benefit-responsive investment contracts which are reported at fair value (see Note 5); however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 5 for further discussion of fair value measurements.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 2-Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Unit Values

Individual participant accounts for the Fidelity Advisor Stable Value Fund, a common/collective trust fund, are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the fund, but do have an interest therein represented by units valued daily. The fund earns dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawals from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements

Fair Value Disclosures-In January 2010, the Financial Accounting Standards Board (“FASB”) issued guidance which expanded the required disclosures about fair value measurements. This guidance requires information about purchases, sales, issuances and

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 2-Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

settlements to be presented separately in the reconciliation for Level 3 fair value measurements and is effective for fiscal years beginning after December 15, 2010. Net assets available for benefits and changes in net assets available for benefits of the Plan were not affected by the adoption of the new guidance.

Fair Value Measurements-In May 2011, the FASB issued guidance which amends Accounting Standards Codification (“ASC”) 820. This guidance requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, it provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The guidance requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The Company is currently evaluating the impact that this guidance will have on the Plan’s financial statement disclosures.

Note 3-Investments

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as follows:

Net Depreciation in Fair Value of Investments
Mutual Funds	$(1,210,693)
Common Stock	(251,769)

$(1,462,462)

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 3-Investments (continued)

Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2011	2010
Fidelity Advisor Stable Value Fund *	$5,024,696	$4,404,264
JP Morgan Equity Index	$2,380,736	$2,412,548
Fidelity Advisor New Insights	$2,313,480	$2,240,702
Fidelity Advisor Freedom 2005	$1,841,309	$2,018,426
Federated Bond Fund	$1,626,502	**
Columbia Acorn International	$1,413,764	$1,677,908
Fidelity Advisor Freedom 2020	**	$1,633,533

*   The amount represents contract value for this investment

** Not applicable, investment amount is below 5%

Note 4-Non Participant Directed Investments

Information about the net assets and the significant components of the change in net assets relating to the non participant directed investments is as follows:

	December 31,
	2011	2010
Net Assets:
Fidelity Advisor Stable Value Fund	$32,249	$16,970

Year Ended December 31, 2011
Changes in Net Assets:
Interest and dividend income	$326
Current year forfeitures	54
Contributions	14,899

$15,279

Note 5-Fair Value Measurements

The Plan measures fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 5-Fair Value Measurements (continued)

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the quoted net asset value (“NAV”) of shares held by the Plan at year end.

Common/collective trust fund: Valued at estimated fair value as determined by the issuer of the common/collective trust fund based on the fair market value of the underlying investments.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 5-Fair Value Measurements (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011 and 2010:

Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap stock funds	$5,246,121	$—	$—	$5,246,121
Mid cap stock funds	2,261,113	—	—	2,261,113
Small cap stock funds	829,745	—	—	829,745
International stock funds	1,780,992	—	—	1,780,992
Target funds	7,775,938	—	—	7,775,938
Fixed income funds	2,836,695	—	—	2,836,695

Total mutual funds	20,730,604	—	—	20,730,604
Common stock:
Retail	625,125	—	—	625,125
Common/collective trust fund:
Fixed income funds	—	5,190,396	—	5,190,396

Total investments at fair value	$21,355,729	$5,190,396	$—	$26,546,125

Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap stock funds	$5,326,127	$—	$—	$5,326,127
Mid cap stock funds	2,258,866	—	—	2,258,866
Small cap stock funds	868,834	—	—	868,834
International stock funds	2,274,351	—	—	2,274,351
Target funds	8,383,499	—	—	8,383,499
Fixed income funds	2,072,510	—	—	2,072,510

Total mutual funds	21,184,187	—	—	21,184,187
Common stock:
Retail	926,337	—	—	926,337
Common/collective trust fund:
Fixed income funds	—	4,488,197	—	4,488,197

Total investments at fair value	$22,110,524	$4,488,197	$—	$26,598,721

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 6-Common/Collective Trust Fund

The Fidelity Advisor Stable Value Fund is a common/collective trust fund that is considered to be a stable value fund with underlying investments in investment contracts and is valued at fair value and then adjusted by the issuer to contract value. Fair value of the stable value fund is the fair market value of its underlying investments and contract value is principal plus accrued interest. The Fidelity Advisor Stable Value Fund is a stable value fund that is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The Fidelity Advisor Stable Value Fund’s investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the Fidelity Advisor Stable Value Fund invests in underlying assets (typically fixed income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into a “wrapper” contract issued by a third party. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Note 7-Related Party Transactions

The Plan owned 182,785 and 195,430 shares of Casual Male Retail Group, Inc. valued at $625,125 and $926,337 at December 31, 2011 and 2010, respectively. Additionally, certain plan investments are shares of mutual funds and units in the Fidelity Advisor Stable Fund managed by Fidelity Management Trust Company who is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

Note 8-Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 9-Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008 stating that the form of the Plan is qualified under Section 401 of the Code and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 9-Income Tax Status (continued)

Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the opinion letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan was examined by the IRS for the year ended December 31, 2008 and in March 2011, the IRS concluded that there were no changes necessary to the filed return. There are currently no other audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for 2008 and prior.

Note 10-Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500 as of December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per the financial statements	$28,222,549	$27,519,953
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	165,700	83,933

Net assets available for benefits per Form 5500	$28,388,249	$27,603,886

The following is a reconciliation of net depreciation in fair value of investments, interest and dividend income, and interest income from participant loans for the year ended December 31, 2011 per the financial statements to Form 5500:

Net depreciation in fair value of investments, interest and dividend income, and interest income from participant loans per the financial statements	$(763,217)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts in 2011	165,700
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts in 2010	(83,933)

Net depreciation in fair value of investments, interest and dividend income, and interest income from participant loans per Form 5500	$(681,450)

Supplemental Schedule

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

EIN: 04-2623104/Plan Number: 004

Schedule H, Line 4i – Schedule of Assets Held at End of Year

Identity of Issue, Borrower, Lessor, or Similar Party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units	Current Value
Commingled funds held through Fidelity Investments:
	* Fidelity Advisor Stable Value Fund (1)	5,024,696	$5,190,396
Mutual funds held through Fidelity Investments:
	Cash – interest bearing	—	1,229
	* Fidelity Advisor Leveraged Company Stock	30,237	920,123
	* Fidelity Advisor High Income Adv	25,467	236,845
	* Fidelity Advisor Freedom 2010	23,334	260,639
	* Fidelity Advisor Freedom 2020	107,977	1,239,579
	* Fidelity Advisor Freedom 2030	52,378	599,206
	* Fidelity Advisor Freedom 2040	53,323	608,954
	* Fidelity Advisor Freedom Income	7,061	75,199
	* Fidelity Advisor New Insights	117,316	2,313,480
	* Fidelity Advisor Freedom 2005	169,394	1,841,309
	* Fidelity Advisor Freedom 2015	55,783	619,746
	* Fidelity Advisor Freedom 2025	69,909	765,502
	* Fidelity Advisor Freedom 2035	113,007	1,210,302
	* Fidelity Advisor Freedom 2045	45,154	399,611
	* Fidelity Advisor Freedom 2050	18,001	155,892
	Templeton Global Bond Fund	10,655	132,224
	Federated Bond Fund	177,372	1,626,502
	Columbia Acorn USA	15,593	404,490
	Columbia Acorn International	41,399	1,413,764
	Allianz NFJ International Value	20,470	367,228
	American Century Investment Mid Cap Value	55,115	644,290
	JP Morgan Equity Index	83,476	2,380,736
	Columbia Acorn	26,162	696,701
	Goldman Sachs Large Cap Value	51,388	551,904
	Perkins Small Cap Value	20,969	425,255
	Franklin Strategic Income	45,182	455,884
	Black Rock Inflation Protected Bond Fund	33,219	384,010
Common Stock held through Fidelity Investments:	* Casual Male Retail Group, Inc.	182,785	625,125

			26,546,125

* Notes receivable from participants	4.75% - 9.25%		851,000

			$27,397,125

*Indicates party-in-interest to the Plan.

(1) Includes $32,249 of non participant- directed, unallocated forfeitures for which historical cost approximates current value.

Index to Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes –Oxley Act of 2002

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Casual Male Retail Group, Inc. 401(k) Salaried Savings plan

By: /s/ Dennis R. Hernreich
Dennis R. Hernreich, Executive Vice President, Chief
Financial Officer and Chief Operating Officer of
Casual Male Retail Group, Inc., the Plan Administrator

June 28, 2012